

T H E   D I X I E   G R O U P

**EXHIBIT 99.1**

**CONTACTS:**    **Gary A. Harmon**
Chief Financial Officer
(706) 876-5851
**gary.harmon@dixiegroup.com**

## THE DIXIE GROUP REPORTS FIRST QUARTER RESULTS

**CHATTANOOGA, Tenn. (April 28, 2005)** -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today reported income from continuing operations of $1,872,000, or $0.15 per diluted share, for the first quarter ended March 26, 2005, compared with income from continuing operations of $1,976,000, or $0.16 per diluted share, for the first quarter of 2004. Sales for the first quarter of 2005 were $72.0 million, up 12% from sales of $64.4 million in the year-earlier quarter.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "The first quarter results reflected an 18% gain in our total carpet sales, including a 19% increase in revenue from residential carpet products and a 16% increase in revenue from commercial carpet products. Over half of our carpet revenue growth was from our Dixie Home brand, which continues to meet or exceed our expectations.

"We are pleased with our profit performance; however, comparisons with the year-earlier period were affected by certain items that occurred in the first quarter last year that were not repeated in the first quarter of 2005. These items included the effect of a $1.0 million LIFO inventory liquidation and $700,000 of other income items that together increased first quarter 2004 income from continuing operations by approximately $1.0 million, or $0.08 per diluted share. Excluding these items, results for the first quarter of 2005 reflect significant improvement.

"Our order entry and sales have been very strong during the first four weeks of the second quarter of 2005, with carpet sales improving to reflect year-over-year revenue gains of 19% for the year to date through April 23, 2005. We are optimistic that our revenue growth will continue well above that of the carpet industry as a whole this year and we continue to expect total sales in 2005 to increase about 15% over last year," Frierson concluded.

Results related to discontinued operations reflected income of $422,000, or $0.03 per diluted share, in the first quarter of 2005 compared with a loss $259,000, or $0.02 per diluted share, in the first quarter of 2004. Including discontinued operations, the Company reported net income of $2,294,000, or $0.18 per diluted share, in the first quarter of 2005 compared with net income of $1,717,000, or $0.14 per diluted share, in the first quarter of 2004.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at (www.earnings.com). The simulcast will begin at approximately 11:00 a.m. Eastern Time on April 28, 2005. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen only telephonic conference will be available by dialing 913-981-5571 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing 719-457-0820 and entering 9924196 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

*Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.*

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**THE DIXIE GROUP, INC.**
**Consolidated Condensed Statements of Income**
*(unaudited; in thousands, except earnings per share)*

| | Three Months Ended | | |
|---|---|---|---|
| | March 26, 2005 | | March 27, 2004 |
| NET SALES | $ 72,034 | $ | 64,404 |
| Cost of sales | 49,991 | | 42,882 |
| | | | |
| GROSS PROFIT | 22,043 | | 21,522 |
| Selling and administrative expenses | 17,799 | | 17,586 |
| Other operating income | (85) | | (18) |
| Other operating expense | 36 | | 74 |
| OPERATING INCOME | 4,293 | | 3,880 |
| | | | |
| Interest expense | 1,402 | | 1,494 |
| Other income | (92) | | (792) |
| Other expense | 20 | | --- |
| Income from continuing operations before income taxes | 2,963 | | 3,178 |
| Income tax provision | 1,091 | | 1,202 |
| Income from continuing operations | 1,872 | | 1,976 |
| Loss from discontinued operations, net of tax | (412) | | (338) |
| Income on disposal of discontinued operations, net of tax | 834 | | 79 |
| NET INCOME | $ 2,294 | $ | 1,717 |
| | | | |
| BASIC EARNINGS (LOSS) PER SHARE: | | | |
| Continuing operations | $ 0.15 | $ | 0.16 |
| Discontinued operations | (0.03) | | (0.03) |
| Disposal of discontinued operations | 0.07 | | 0.01 |
| Net income | $ 0.19 | $ | 0.14 |
| | | | |
| DILUTED EARNINGS (LOSS) PER SHARE: | | | |
| Continuing operations | $ 0.15 | $ | 0.16 |
| Discontinued operations | (0.03) | | (0.03) |
| Disposal of discontinued operations | 0.06 | | 0.01 |
| Net income | $ 0.18 | $ | 0.14 |
| | | | |
| Weighted-average shares outstanding: | | | |
| Basic | 12,270 | | 11,960 |
| Diluted | 12,853 | | 12,421 |

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**HE DIXIE GROUP, INC.**
**Consolidated Condensed Balance Sheets**
*(in thousands)*

| | March 26, 2005 | | December 25, 2004 | |
|---|---|---|---|---|
| ASSETS | *(Unaudited)* | | | |
| Current Assets | | | | |
|    Accounts receivable, net | $ | 32,930 | $ | 33,276 |
|    Inventories | | 59,606 | | 57,992 |
|    Other | | 12,087 | | 15,286 |
|     Total Current Assets | | 104,623 | | 106,554 |
| | | | | |
| Net Property, Plant and Equipment | | 78,406 | | 76,337 |
| Goodwill | | 55,604 | | 55,604 |
| Other Assets | | 9,518 | | 9,782 |
| TOTAL ASSETS | $ | 248,151 | $ | 248,277 |
| | | | | |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
| Current Liabilities | | | | |
|    Accounts payable and accrued expenses | $ | 39,447 | $ | 38,788 |
|    Current portion of long-term debt | | 9,164 | | 9,156 |
|     Total Current Liabilities | | 48,611 | | 47,944 |
| | | | | |
| Long-Term Debt | | | | |
|    Senior indebtedness | | 35,224 | | 36,538 |
|    Capital lease obligations | | 4,851 | | 5,539 |
|    Convertible subordinated debentures | | 24,737 | | 24,737 |
| Other Liabilities | | 12,442 | | 13,087 |
| Deferred Income Taxes | | 8,533 | | 9,595 |
| Stockholders' Equity | | 113,753 | | 110,837 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 248,151 | $ | 248,277 |

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